SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 5)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

CPI CORP.

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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE

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(Title of Class of Securities)

125-902106

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(CUSIP Number)

with a copy to:

David Meyer	Stanley H. Meadows, P.C.
c/o Knightspoint Partners LLC	McDermott Will & Emery LLP
787 Seventh Avenue, 9th Floor	227 West Monroe Street
New York, New York 10019	Chicago, Illinois 60606
(212) 786-6050	(312) 372-2000

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(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

September 10, 2007

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(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Partners LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
WC

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	102,321

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
102,321
---------------------------------------------------------
(10)	Shared Dispositive Power
0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
102,321

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
1.6%

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(14)	Type of Reporting Person (See Instructions)
OO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Capital Management I LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	102,321

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
102,321
---------------------------------------------------------
(10)	Shared Dispositive Power
0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
102,321

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
1.6%

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(14)	Type of Reporting Person (See Instructions)
OO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Partners I, L.P.

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	102,321

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
102,321
---------------------------------------------------------
(10)	Shared Dispositive Power
0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
102,321

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
1.6%

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(14)	Type of Reporting Person (See Instructions)
PN

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Michael Koeneke

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
PF

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
USA

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	5,151

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
102,321
---------------------------------------------------------
(9)	Sole Dispositive Power
5,151
---------------------------------------------------------
(10)	Shared Dispositive Power
102,321

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
107,472

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
1.7%

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(14)	Type of Reporting Person (See Instructions)
IN

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
David Meyer

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
PF

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
USA

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Number of Shares	(7) Sole Voting Power

Beneficially Owned

by Each Reporting	72,774

Person with:

---------------------------------------------------------
(8) Shared Voting Power
102,321
---------------------------------------------------------
(9) Sole Dispositive Power
72,774
---------------------------------------------------------
(10) Shared Dispositive Power
102,321

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
175,095

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
2.7%

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(14)	Type of Reporting Person (See Instructions)
IN

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Ramius Securities, LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
WC

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	216,000

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
216,000
---------------------------------------------------------
(10)	Shared Dispositive Power
0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

216,000

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
3.4%

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(14)	Type of Reporting Person (See Instructions)
IA, OO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Ramius Advisors, LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization
Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	192,000

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
192,000
---------------------------------------------------------
(10)	Shared Dispositive Power
0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
192,000

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
3.0%

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(14)	Type of Reporting Person (See Instructions)
IA, OO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
RCG Starboard Advisors, LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	774,068

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
774,068
---------------------------------------------------------
(10)	Shared Dispositive Power
0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

774,068

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
12.1%

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(14)	Type of Reporting Person (See Instructions)
IA, OO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Ramius Capital Group, LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	1,418,750

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
1,418,750
---------------------------------------------------------
(10)	Shared Dispositive Power
0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
22.2%

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(14)	Type of Reporting Person (See Instructions)
IA, OO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Starboard Value & Opportunity Fund, LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
WC

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	282,000

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
282,000
---------------------------------------------------------
(10)	Shared Dispositive Power
0

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

282,000

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
4.4%

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(14)	Type of Reporting Person (See Instructions)
OO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
C4S & Co., LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
N/A

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
Delaware

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	1,418,750

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
1,418,750
---------------------------------------------------------
(10)	Shared Dispositive Power
0

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
22.2%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
OO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Peter A. Cohen

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
N/A

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
USA

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
1,418,750
---------------------------------------------------------
(9)	Sole Dispositive Power
0
---------------------------------------------------------
(10)	Shared Dispositive Power
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
22.2%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
IN

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Morgan B. Stark

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
N/A

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
USA

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
1,418,750
---------------------------------------------------------
(9)	Sole Dispositive Power
0
---------------------------------------------------------
(10)	Shared Dispositive Power
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
22.2%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
IN

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Thomas W. Strauss

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

------------------------------------------------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)
N/A

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
USA

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
1,418,750
---------------------------------------------------------
(9)	Sole Dispositive Power
0
---------------------------------------------------------
(10)	Shared Dispositive Power
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
22.2%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
IN

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Jeffrey M. Solomon

------------------------------------------------------------------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(3)	Sec Use Only

------------------------------------------------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)
N/A

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
USA

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
1,418,750
---------------------------------------------------------
(9)	Sole Dispositive Power
0
---------------------------------------------------------
(10)	Shared Dispositive Power
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,418,750

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
22.2%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
IN

------------------------------------------------------------------------------------------------------------------------------------------------------

SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
RCG Ambrose Master Fund, Ltd.

------------------------------------------------------------------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(3)	Sec Use Only

------------------------------------------------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)
WC

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	192,000

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
192,000
---------------------------------------------------------
(10)	Shared Dispositive Power
0

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
192,000

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
3.0%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
CO

------------------------------------------------------------------------------------------------------------------------------------------------------

                SCHEDULE 13D CUSIP No. 125-902106

------------------------------------------------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Ramius Master Fund, Ltd.

------------------------------------------------------------------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(3)	Sec Use Only

------------------------------------------------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)
WC

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	192,000

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
192,000
---------------------------------------------------------
(10)	Shared Dispositive Power
0

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
192,000

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
3.0%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
CO

------------------------------------------------------------------------------------------------------------------------------------------------------

SCHEDULE 13D CUSIP No. 125-902106

------------------------------------------------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Starboard Value and Opportunity Master Fund Ltd.

------------------------------------------------------------------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(3)	Sec Use Only

------------------------------------------------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)
WC

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	492,068

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
492,068
---------------------------------------------------------
(10)	Shared Dispositive Power
0

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
492,068

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
7.7%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
CO

------------------------------------------------------------------------------------------------------------------------------------------------------

SCHEDULE 13D CUSIP No. 125-902106

------------------------------------------------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
RCG Halifax Fund, Ltd.

------------------------------------------------------------------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(3)	Sec Use Only

------------------------------------------------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)
WC

------------------------------------------------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization
Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	44,682

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
44,682
---------------------------------------------------------
(10)	Shared Dispositive Power
0

------------------------------------------------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
44,682

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)
Less than 1%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
CO

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SCHEDULE 13D CUSIP No. 125-902106

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Mark R. Mitchell

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)
PF

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e). / /

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(6)	Citizenship or Place of Organization
Cayman Islands

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	5,151

Person with:

---------------------------------------------------------
(8)	Shared Voting Power
0
---------------------------------------------------------
(9)	Sole Dispositive Power
5,151
---------------------------------------------------------
(10)	Shared Dispositive Power
0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,151

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)
Less than 1%

------------------------------------------------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)
IN

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INTRODUCTION

This amends and supplements the Schedule 13D dated September 4, 2003, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC (recently renamed RCG Starboard Advisors, LLC) and Jeffrey M. Solomon with respect to the common stock, $.40 par value, of CPI Corp., a Delaware corporation (“Company”). Capitalized terms used but not defined herein shall have the meaning set forth in the original Schedule 13D.

The "Knightspoint Group" previously consisted of Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, and RCG Starboard Advisors, LLC.

The purpose of this amendment is to (a) add RCG Halifax Fund, Ltd., Starboard Value and Opportunity Master Fund Ltd., and Mark R. Mitchell as reporting members of the “Knightspoint Group,” as that term is defined above, and to disclose the recent transactions of Starboard Value and Opportunity Master Fund Ltd. and RCG Halifax Fund, Ltd. in shares of the Company’s Common Stock; and (b) describe in Item 4 actions taken by the Company which permit the Knightspoint Group to obtain beneficial ownership of up to 30% of the Company’s common shares without triggering shareholder rights pursuant to the Company’s Rights Agreement.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended as follows:

Starboard Value and Opportunity Master Fund Ltd. and RCG Halifax Fund, Ltd. are joining the Knightspoint Group as Reporting Persons. Starboard Value and Opportunity Master Fund Ltd. (“Starboard”) and RCG Halifax Fund, Ltd. (“RCG Halifax”) are both Cayman Islands exempted companies. The address of the principal office of both Starboard and RCG Halifax is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The managing directors and officers of each of Starboard and RCG Halifax and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

RCG Starboard Advisors, LLC (formerly Admiral Advisors, LLC) is the investment manager of Starboard Value and Opportunity Master Fund Ltd. and has voting and dispositive power with respect to the shares of Common Stock held by Starboard Value and Opportunity Master Fund Ltd. Ramius Capital Group, LLC is the investment advisor of RCG Halifax Fund, Ltd. and has voting and dispositive power with respect to the shares of Common Stock held by RCG Halifax Fund, Ltd.

The principal business of each of Starboard and RCG Halifax is serving as a private investment fund. Starboard has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.

Mark R. Mitchell is joining the Knightspoint Group as a Reporting Person. Mr. Mitchell is a U.S. citizen whose principal business address is 666 Third Avenue, New York, New York 10017. Mr. Mitchell’s principal occupation is serving as a portfolio manager for certain of the Reporting Persons. Mr. Mitchell is also a director of the Company.

In addition, Admiral Advisors, LLC has changed its name to RCG Starboard Advisors, LLC. The entity’s principal business address and other relevant information remains the same.

During the past five years, none of the Reporting Persons or any of their officers and directors have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended as follows:

The shares of Common Stock purchased by RCG Halifax and Starboard were purchased with the working capital of such entities, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business in open market purchases. The aggregate purchase cost of the 492,068 shares of common stock beneficially owned by Starboard was approximately $21,205,116, excluding brokerage commissions. The aggregate purchase cost of the 44,682 shares of common stock beneficially owned by RCG Halifax was approximately $1,924,919, excluding brokerage commissions.

The shares of Common Stock that are beneficially owned by Mr. Mitchell were awarded under the Company’s Restricted Stock Plan pursuant to his election to receive restricted stock in lieu of cash compensation for the board retainer.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended as follows:

Starboard and RCG Halifax have acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. In addition, both entities join with the other members of the Knightspoint Group, as set forth in Item 4 of the original Schedule 13D, in stating that they have acquired beneficial ownership of the shares of Common Stock in the Company for the possible purpose of exerting influence over the direction of the Company. The members of the Knightspoint Group routinely monitor the performance of their investments in the Company. In this connection, the members of the Knightspoint Group intend to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors to ensure maximum shareholder value.

The Knightspoint Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. On September 5, 2007, the Company entered into an Amendment No. 1 (the “Amendment”) with Computershare Investor Services, LLC, as successor to Harris Trust and Savings Bank, as Rights Agent, to the Rights Agreement dated as of March 13, 2000 (the “Rights Agreement”), by and between CPI Corp. and Harris Trust and Savings Bank.  The Amendment specifically pertains to the Knightspoint Group, permitting it to obtain beneficial ownership of up to 30% of the Company’s common shares (defined as “Exempt Person” status in the Amendment). Before the Amendment, the Rights Agreement’s standard threshold of 20% would have applied to the Knightspoint Group. A copy of the Amendment was recently filed by the Company as Exhibit 4.1 to Form 8-K, filed on September 6, 2007, and the full text of the Amendment is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5 (a) and (b) are further amended as follows:

As of the date hereof, the Knightspoint Group owns an aggregate of 1,598,996 shares of Common Stock, representing approximately 25.0% of the outstanding shares of Common Stock based upon 6,386,019 shares reported by the Company to be outstanding as of August 27, 2007 in its Quarterly Report on Form 10-Q. Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

As of the date hereof, Knightspoint Partners I, L.P. beneficially owns an aggregate of 102,321 shares of Common Stock, representing 1.6% of the outstanding shares of Common Stock. Knightspoint Partners I, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of the Schedule 13D, Knightspoint Partners LLC and Knightspoint Capital Management I LLC may both be deemed to have indirect beneficial ownership of the 102,321 shares of Common Stock held by Knightspoint Partners I, L.P. Knightspoint Partners LLC and Knightspoint Capital Management I LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of the Schedule 13D, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 102,321 shares of Common Stock held by Knightspoint Partners I, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners I, L.P.

As of the date hereof, Mr. Koeneke individually owns an additional 5,151 shares representing less than 1% of the outstanding shares of Common Stock. Mr. Koeneke has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, Mr. Meyer individually owns an additional 72,774 shares representing 1.1% of the outstanding shares of Common Stock. Mr. Meyer has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, Starboard Value and Opportunity Master Fund Ltd. beneficially owns 492,068 shares of Common Stock, representing 7.7% of the outstanding shares of Common Stock. Starboard Value and Opportunity Master Fund Ltd. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Starboard Value and Opportunity Fund, LLC beneficially owns 282,000 shares of Common Stock, representing 4.4% of the outstanding shares of Common Stock. Starboard Value and Opportunity Fund, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, RCG Starboard Advisors, LLC (formerly Admiral Advisors, LLC), as the investment manager of Starboard Value and Opportunity Master Fund Ltd. and the managing member of Starboard Value and Opportunity Fund, LLC, may be deemed to have indirect beneficial ownership of the 492,068 shares of Common Stock held by Starboard Value and Opportunity Master Fund, Ltd. and the 282,000 shares of Common Stock held by Starboard Value and Opportunity Fund, LLC, or 774,068 shares, representing 12.1% of the outstanding shares of Common Stock. RCG Starboard Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 216,000 shares of Common Stock, representing 3.4% of the outstanding shares of Common Stock. Ramius Securities, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 216,000 shares of Common Stock held by Ramius Securities, LLC. Ramius Capital Group, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, RCG Halifax Fund, Ltd. beneficially owns an aggregate of 44,682 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. RCG Halifax Fund, Ltd. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 44,682 shares of Common Stock held by RCG Halifax Fund, Ltd. Ramius Capital Group, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, RCG Ambrose Master Fund, Ltd. beneficially owns an aggregate of 192,000 shares of Common Stock, representing 3.0% of the outstanding shares of Common Stock. RCG Ambrose Master Fund, Ltd. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 192,000 shares of Common Stock held by RCG Ambrose Master Fund, Ltd. Ramius Capital Group, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Ramius Master Fund, Ltd. beneficially owns an aggregate of 192,000 shares of Common Stock, representing 3.0% of the outstanding shares of Common Stock. Ramius Master Fund, Ltd. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Advisors, LLC may be deemed to have beneficial ownership of the 192,000 shares of Common Stock held by Ramius Master Fund, Ltd. Ramius Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

By virtue of the relationships described under Item 2 of this Schedule 13D, and as the sole member of RCG Starboard Advisors, LLC and Ramius Advisors, LLC, Ramius Capital Group, LLC may be deemed to have indirect beneficial ownership of the 1,418,750 shares of Common Stock held by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd., RCG Halifax Fund, Ltd., and RCG Starboard Advisors, LLC, representing 22.2% of the outstanding shares of Common Stock. Ramius Capital Group, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As the managing member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to have indirect beneficial ownership of the 1,418,750 shares of Common Stock held by Ramius Capital Group, LLC, representing 22.2% of the outstanding shares of Common Stock. C4S & Co., LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

In addition, as the managing members of C4S & Co., LLC, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the 1,418,750 shares of Common Stock held by C4S & Co., LLC, representing 22.2% of the outstanding shares of Common Stock. Messrs. Cohen, Stark, Strauss, and Solomon share voting and dispositive power over the shares of Common Stock beneficially owned by them.

As of the date hereof, Mr. Mitchell individually owns 5,151 shares representing less than 1.0% of the outstanding shares of Common Stock. Mr. Mitchell has sole voting and dispositive power over the shares of Common Stock held by him personally.

(c)

The following purchases of Common Stock have occurred within the last sixty days by the specified Reporting Person, all of which transactions were effected in open market purchases on the New York Stock Exchange:

RCG Halifax Fund, Ltd.

Date	Number of Shares	Price Per Share (1)

September 10, 2007	9,313	$40.17
September 11, 2007	17,189	$43.40
September 11, 2007	5,104	$44.07
September 12, 2007	3,946	$44.90
September 12, 2007	9,130	$44.11

_______________

(1) Excludes commissions and other execution-related costs.

Starboard Value and Opportunity Master Fund Ltd.

Date	Number of Shares	Price Per Share (1)

September 10, 2007	100,883	$40.17
September 11, 2007	189,911	$43.40
September 11, 2007	56,396	$44.07
September 12, 2007	44,008	$44.90
September 12, 2007	100,870	$44.11

_______________

(1) Excludes commissions and other execution-related costs.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

TO SECURITIES OF THE ISSUER.

Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, RCG Starboard Advisors, LLC, RCG Halifax Fund, Ltd., Starboard Value and Opportunity Master Fund Ltd., and Mark R. Mitchell have signed an Agreement to Jointly File Schedule 13D, dated September 12, 2007, which is attached to this filing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Agreement to Jointly File Schedule 13D, dated September 12, 2007, among

Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, RCG Starboard Advisors, LLC, RCG Halifax Fund, Ltd., Starboard Value and Opportunity Master Fund Ltd., and Mark R. Mitchell.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2007

KNIGHTSPOINT PARTNERS I, L.P.

By: Knightspoint Capital Management II LLC

Its: General Partner

By: Knightspoint Partners LLC

Its: Member

By: /s/ David Meyer

David Meyer, Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT I LLC

By: Knightspoint Partners LLC

Its: Member

By: /s/ David Meyer

David Meyer, Managing Member

KNIGHTSPOINT PARTNERS LLC

By: /s/ David Meyer

David Meyer, Managing Member

/s/ David Meyer

David Meyer, individually and as

attorney-in-fact for Michael Koeneke

STARBOARD VALUE AND OPPORTUNITY FUND,	STARBOARD VALUE AND OPPORTUNITY
LLC	MASTER FUND LTD.
By: RGC Starboard Advisors, L.L.C., its	By: RCG Starboard Advisors, L.L.C.,
managing member	its investment manager
By: Ramius Capital Group, L.L.C., its	By: Ramius Capital Group, L.L.C.,
sole member	its sole member
By: C4S & Co., L.L.C.,	By: C4S & Co., L.L.C.,
its managing member	its managing member

RAMIUS MASTER FUND, LTD.	RCG STARBOARD ADVISORS, LLC
By: Ramius Advisors, L.L.C., its	By: Ramius Capital Group, L.L.C.,
investment advisor	its sole member
By: Ramius Capital Group, L.L.C., its	By: C4S & Co., L.L.C.,
sole member	its managing member

By: C4S & Co., L.L.C.,

its managing member	RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C.,
RCG AMBROSE MASTER FUND, LTD.	as managing member

By: Ramius Capital Group, L.L.C.,

its investment advisor	C4S & CO., L.L.C.

By: C4S & Co., L.L.C.,

its managing member

RCG HALIFAX FUND, LTD.

By: Ramius Capital Group, L.L.C.,

its investment advisor

By: C4S & Co., L.L.C.,

its managing member

RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, L.L.C.

its sole member

By: C4S & Co., L.L.C.,

its managing member

RAMIUS ADVISORS, L.L.C.

By: Ramius Capital Group, L.L.C.

its sole member

By: C4S & Co., L.L.C.,

its managing member

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon

Individually and as attorney-in-fact

for Peter A. Cohen, Morgan B. Stark

and Thomas W. Strauss

/s/ Mark R. Mitchell

Individually

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

EXHIBIT 1

AGREEMENT TO JOINTLY FILE SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of CPI Corp., or any subsequent acquisitions or dispositions of equity securities of CPI Corp. by any of the undersigned.

Dated: September 12, 2007

KNIGHTSPOINT PARTNERS I, L.P.

By: Knightspoint Capital Management II LLC

Its: General Partner

By: Knightspoint Partners LLC

Its: Member

By: /s/ David Meyer

David Meyer, Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT I LLC

By: Knightspoint Partners LLC

Its: Member

By: /s/ David Meyer

David Meyer, Managing Member

KNIGHTSPOINT PARTNERS LLC

By: /s/ David Meyer

David Meyer, Managing Member

/s/ David Meyer

David Meyer, individually and as

attorney-in-fact for Michael Koeneke

STARBOARD VALUE AND OPPORTUNITY FUND,	STARBOARD VALUE AND OPPORTUNITY
L.L.C.	MASTER FUND LTD.
By: RGC Starboard Advisors, L.L.C., its	By: RCG Starboard Advisors, L.L.C.,
investment manager	its investment manager
By: Ramius Capital Group, L.L.C., its	By: Ramius Capital Group, L.L.C.,
sole member	its sole member
By: C4S & Co., L.L.C.,	By: C4S & Co., L.L.C.,
its managing member	its managing member

RAMIUS MASTER FUND, LTD.	RCG STARBOARD ADVISORS, LLC
By: Ramius Advisors, L.L.C., its	By: Ramius Capital Group, L.L.C.,
investment advisor	its sole member
By: Ramius Capital Group, L.L.C., its	By: C4S & Co., L.L.C.,
sole member	its managing member

By: C4S & Co., L.L.C.,

its managing member	RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C.,
RCG AMBROSE MASTER FUND, LTD.	as managing member

By: Ramius Capital Group, L.L.C.,

its investment advisor	C4S & CO., L.L.C.

By: C4S & Co., L.L.C.,

its managing member

RCG HALIFAX FUND, LTD.

By: Ramius Capital Group, L.L.C.,

its investment advisor

By: C4S & Co., L.L.C.,

its managing member

RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, L.L.C.

its sole member

By: C4S & Co., L.L.C.,

its managing member

RAMIUS ADVISORS, L.L.C.

By: Ramius Capital Group, L.L.C.

its sole member

By: C4S & Co., L.L.C.,

its managing member

By: /s/ Jeffrey Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon

Individually and as attorney-in-fact

for Peter A. Cohen, Morgan B. Stark

and Thomas W. Strauss

/s/ Mark R. Mitchell

Individually

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Partner of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center, West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center, West Bay Road Grand Cayman, Cayman Islands British West Indies

Directors and Officers of RCG Halifax Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands), Limited Corporate Center West Bay Road, Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road, Grand Cayman, Cayman Islands British West Indies

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